TYPHOON TUNES, INC.
                        711 S. Carson Street, Suite #4
                            Carson City, NV, 89701
                            Telephone: 775-881-3326

May 10, 2006

Ellie Quarles, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549



RE:  Typhoon Tunes, Inc.
     Registration Statement on Form SB-2
     Filed May 11, 2006
     File Number 333-131965


Dear Ms. Quarles:

Please consider this letter the request of Typhoon Tunes, Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, May 15, 2006, at 12:00 noon, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

Registrant hereby acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by any person under the federal securities laws of the United States.

Thank you for your kind assistance in this matter.

Sincerely,

/s/ James Shepard
President & CEO




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